Marine Finance
Second Floor
New Uberior House
NewLead Holdings Limited	11 Earl Grey Street
c/o 83 Akti Miaouli & Flessa St,	EDINBURGH
Piraeus 185 38	EH3 9BN
Greece

Fax No: +30 213 014 8279 Attention: Michael Zolotas Nicholas Fistes Michael Livanos Peter Kallifidas	Telephone: 0131 659 1301 Fax: 0131 659 1300 E-mail: alasdair_weir@bankofscotland.co.uk
19 February 2010
Dear Sirs
Commitment Letter
We are pleased to confirm the Senior Lenders’ commitment to provide a US$66,666,667 Senior Term Loan Facility (the “Senior Facility”) and the Junior Lenders’ commitment to provide a US$13,333,334 Junior Term Loan Facility (the “Junior Facility”) (together the “Facilities”) to Ayasha Trading Ltd. and Bethune Properties S.A. (the “Borrowers”), secured by a Corporate Guarantee provided by NewLead Holdings Ltd. (the “Corporate Guarantor”), as outlined in the attached Summary Terms & Conditions.
The provision of the Facilities, and any obligation of the Senior Lenders and the Junior Lenders (together the “Lenders”) in connection with the Facilities, are subject to the conclusion of documentation satisfactory to the Lenders and their counsel. As stated in the Summary Terms & Conditions the transaction documents may contain certain additional terms, conditions, conditions precedent, warranties, covenants, events of default and definitions or other provisions of a substantive nature that are in addition to the terms specifically set forth in the Summary Terms & Conditions, all of which must be satisfactory to the Lenders and their counsel, as well as to the Borrowers and their counsel and the Corporate Guarantor and its counsel. In addition, the commitment is subject to the condition that no material adverse change in business, condition (financial or otherwise), property, results of operations or prospects of the Borrowers, or the Corporate Guarantor or its subsidiaries or affiliates, or in any applicable laws, regulations or policies affecting us or you, occurs prior to closing. The commitment is further subject to satisfactory ‘Know Your Customer’ and similar reviews and documentation checks by the Lenders in accordance with their anti-money laundering policies and procedures.
This Commitment Letter is open for acceptance by the Corporate Guarantor until close of business on 26 February 2010. Please have an authorized signatory of the Corporate Guarantor execute a copy of this letter and initial each page of the Summary Terms & Conditions to confirm acceptance of the relevant terms, and return by facsimile or e-mail to the contact details provided above.
If, for whatever reason, the parties have been unable to agree to and enter into definitive documentation prior to 31 March 2010, then this Commitment Letter shall be deemed to have expired unless extended in writing by the Lenders with any such extension to be granted or withheld in the sole and absolute discretion of the Lenders.
Part of Lloyds Banking Group.
Bank of Scotland plc.
Registered in Scotland number SC327000.
Registered Office: The Mound, Edinburgh EH1 1YZ.
Authorised and regulated by the Financial Services Authority.
www.bankofscotland.co.uk/corporate

This letter shall be governed by and construed in accordance with the laws of England without regard to principles of conflict of laws.
We are delighted to be working with you on this transaction, and look forward to the successful negotiation and conclusion of the appropriate documentation over the coming weeks.

AGREED AND ACCEPTED THIS 23 DAY OF February 2010.
FOR: NewLead Holdings Ltd.

BY:	Michael Zolotas

TITLE:	Chief Executive Officer

Part of Lloyds Banking Group.
Bank of Scotland plc.
Registered in Scotland number SC327000.
Registered Office: The Mound, Edinburgh EH1 1YZ.
Authorised and regulated by the Financial Services Authority.
www.bankofscotland.co.uk/corporate

TWO SINGLE PURPOSE VESSEL OWNING COMPANIES
TO FINANCE TWO
NEWBUILD 80,000 DWT KAMSARMAX BULK CARRIERS
Summary Terms & Conditions
For Facilities Totalling
US$80,000,000

The Senior Lenders and Junior Lenders are pleased to confirm that they are prepared to offer the Facilities (as defined below) on the following terms. The provision of the Facilities is subject to the principal terms set out below and to documentation in form satisfactory to all parties. These Summary Terms & Conditions are for your confidential use only and should not be disclosed to any third party (unless required to do so by law); it does not give rise to any liability on the part of Bank of Scotland plc, BTMU Capital Corporation or Bank of Ireland, or any member of their groups, and should be construed in accordance with English law.
BANK OF SCOTLAND, MARINE FINANCE
New Uberior House
1 Earl Grey Street
EDINBURGH
EH3 9BN
Tel: 020-7158-2748
Fax: 020-7158-3273

SECURED SENIOR AND JUNIOR TERM LOAN FACILITIES
PARTIES

BORROWERS	Ayasha Trading Ltd and Bethune Properties SA. The vessel-owning companies are to be wholly-owned by NewLead Holdings Ltd. (the “Corporate Guarantor”), and will be liable for the debt as Borrowers on a joint and several basis.

CORPORATE GUARANTOR	NewLead Holdings Ltd. (formerly known as Aries Maritime Transport Ltd.)

AGENT/SECURITY TRUSTEE	Bank of Scotland plc (the “Agent”).

SENIOR LENDERS	Bank of Scotland	US$	25,470,000

	BTMU Capital Corporation or an affiliate	US$	25,470,000

	Bank of Ireland	US$	15,726,667
	Total Senior Term Loan Facility	US$	66,666,667

JUNIOR LENDERS	Bank of Scotland	US$	6,666,667

	BTMU Capital Corporation or an affiliate	US$	6,666,667

	Total Junior Term Loan Facility	US$	13,333,334

SWAP BANK	Bank of Scotland plc

MAJORITY LENDERS	In respect of each of the Senior and Junior Term Loan Facility, Senior or Junior Lenders (as applicable) whose aggregate commitments under the Senior or Junior Term Loan Facility represent an amount greater than 66.66% (it being understood that certain customary issues will require the approval of all the Senior or Junior Lenders). An Intercreditor Agreement, acceptable to all Lenders, will govern the relationship between the Senior and Junior Lenders.

SHIP MANAGER	To be acceptable to Lenders.

LENDERS’ LEGAL COUNSEL	To be confirmed.

INSURANCE CONSULTANT	BankServe Insurance Services Ltd.

VESSEL PARTICULARS

SECURITY VESSELS	Two newbuild Kamsarmax (80,000 dwt) bulk carriers (each a “Security Vessel” and, collectively, the “Security Vessels”) from COSCO Dalian Shipyard Co. Ltd. (the “Shipyard”), having Hull Nos. N213 and N216.

CONTRACT PRICE	US$50,000,000 per Security Vessel.

Payment Terms: 30%/20%/20%/20%/10%

DELIVERY DATE	Hull No. N213 to be delivered in October 2010 (the “Initial Delivery Date”) and Hull No. N216 to be delivered in December 2011 (the “Final Delivery Date”).

FLAG	The Security Vessels to be entered under the Liberian Registry, or any other flag state subject to the prior written consent of the Majority Lenders.

CLASSIFICATION SOCIETY	Det Norske Veritas (“DNV”), or other IACS Member acceptable to the Lenders (the Security Vessels to be classed with the highest classification for Security Vessels of this type).

FACILITY

TYPE OF FACILITY	Pre and post-delivery Secured Senior Term Loan Facility (the “Senior Term Loan Facility”), and pre and post-delivery Secured Junior Term Loan Facility (the “Junior Term Loan Facility”) (together, the “Facilities”). Additionally, to provide Payment Guarantees in respect of certain pre-delivery instalments due to be paid by the Borrowers.

PURPOSE	To part finance the Contract Price of each Security Vessel.

FACILITY AMOUNT	Senior Term Loan Facility

The lower of US$33,333,333 or 83.33% of Fair Market Value on a charter-free basis (“FMV”) of each Security Vessel upon delivery, up to a maximum aggregate total of US$66,666,667 (“Senior Facility Amount”).

Payment Guarantee

Amount equal to the outstanding pre-delivery yard payments (i.e. aggregate of the 2nd and 3rd instalments on a reducing basis) due to be funded by the Senior Term Loan Facility in respect of each Security Vessel. Such amount, including any drawn amounts under the Junior Term Loan Facility, not to exceed US$40,000,000 in total.

Junior Term Loan Facility

An aggregate facility of US$13,333,334 (US$6,666,667 per Security Vessel), which has already been fully drawn (“Junior Facility Amount”).

On an aggregated basis, the Senior Facility Amount and Junior Facility Amount shall, on the relevant Delivery Date, not exceed 100% of the FMV of each Security Vessel.

AVAILABILITY	Senior and Junior Term Loan Facility

Pre-Delivery: The first yard instalment for each Security Vessel (30% of Contract Price) will be deemed to have been funded by Borrowers’ Equity of US$2,500,000, drawings under the Junior Term Loan Facility of US$6,666,667 and drawings under the Senior Term Loan Facility of US$5,833,333. The second yard instalment (20% of Contract Price) will be funded by Borrowers’ Equity of US$2,500,000 and drawings under the Senior Term Loan Facility of US$7,500,000. The remaining yard instalments up to, but excluding, the delivery instalment (40% of Contract Price in aggregate) to be funded by drawings under the Senior Term Loan Facility, except that the launching instalment of each Security Vessel (20% of Contract Price) will be funded by Borrowers’ Equity of US$5,000,000 (which shall either i) be provided in the form of an unconditional and irrevocable letter of credit or guarantee, issued by a first-class bank acceptable to the Lenders, or ii) as a cash deposit to be placed in an account maintained with, and pledged to, the Agent & Security Trustee and held from Closing Date until the relevant dates on which payment of the launching instalments shall be made) and drawings under the Senior Term Loan Facility of US$5,000,000.

Delivery: Subject to the calculation of the Senior Facility Amount, the delivery instalment will be funded by drawings under the Senior Term Loan Facility.

Subject to applicable Conditions Precedent, each of the Senior Term Loan Facility and Junior Term Loan Facility will be available for drawing until 15th August 2011 (in respect of Hull No. N213) and 26th October 2012 (in respect of Hull No. N216) (each an “Availability Expiry Date”).

Payment Guarantee

Until full payment of the 2nd and 3rd instalments due under the shipbuilding contracts have been made.

The total combined Senior Term Loan Facility, Junior Term Loan Facility and Payment Guarantee drawings may not exceed the amount of the Refund Guarantee(s) at any time.

MATURITY DATE	Senior and Junior Term Loan Facility

Five years from the Delivery Date of each Security Vessel, but in any event no later than 26th October 2017 (the “Final Maturity Date”).

REPAYMENT	Senior Term Loan Facility

The Senior Term Loan Facility will, in respect of each of the Security Vessels, be repaid (in line with a 11-year straight line full pay-out profile) by 20 consecutive quarterly repayment instalments of US$757,576 (each a “Senior Repayment”), commencing three months after the respective Delivery Date.

A balloon equivalent to the remaining outstanding balance of the Senior Term Loan Facility, but in any event no greater than US$18,181,813 shall be payable, in respect of each Security Vessel, concurrently with the final Senior Repayment.

Junior Term Loan Facility

The Junior Term Loan Facility will, in respect of each Security Vessel, be repaid (in line with a 25-year straight line full pay-out profile) by 20 consecutive quarterly repayment instalments of US$66,667 (each a “Junior Repayment”), commencing 3 months after the respective Delivery Date.

A balloon payment equivalent to the remaining outstanding balance of the Junior Term Loan Facility, but in any event no greater than US$5,333,327, shall be payable, in respect of each Security Vessel, concurrently with the final Junior Repayment.

If, for any reason, the amount drawn down under the Senior and/or Junior Term Loan Facility is less than Senior Facility Amount and/or Junior Facility Amount, the amount of the relevant future scheduled Senior and/or Junior Repayments shall be reduced on a pro rata basis together with the relevant balloon payment(s).

PREPAYMENT	Voluntary Prepayment

The Borrowers may prepay all or part of the indebtedness under the Facilities, by giving 5 days’ prior written notice to the Agent, on interest renewal dates in minimum amounts of US$1,000,000 (US$500,000 in the case of the Junior Term Loan Facility) or multiples thereof. Amounts prepaid may not be redrawn, and will be applied against the repayment schedule in inverse order of maturity.

The following post-delivery prepayment premiums shall be paid by the relevant Borrower(s), though only in the case of full refinancing (other than a refinancing involving all of the Lenders):

Up to first anniversary of Final Delivery Date: 1% No termination of the Facility shall be made prior to delivery of the Security Vessels.

For the avoidance of doubt, no prepayment premium shall be payable by the Borrower(s) in the event of the sale of one or both of the Security Vessels.

Mandatory Prepayment

The Borrowers shall prepay the Facilities upon sale or total loss of either or both of the Security Vessels by at least an amount equal to the outstanding Senior Term Loan Facility and Junior Term Loan Facility tranches attributable to that Security Vessel, including any accrued interest.

All Mandatory Prepayments will be made together with accrued interest and any associated breakage costs (which shall be for the account of the relevant Borrower(s)), and will reduce future scheduled Senior and Junior Repayments on a pro-rata basis together with the relevant balloon payment(s).

GENERAL FACILITY TERMS
CLOSING DATE	The date upon which definitive legal documentation evidencing the Facilities shall be duly executed, but no later than 31st March 2010.

INTEREST RATE/PERIODS	Subject to the provisions set out in “Hedging” below, drawings under the Facilities will be maintained as Eurodollar loans, which will bear interest at the LIBOR Rate for the respective Interest Period plus the Applicable Margin plus Mandatory Cost (as applicable). Each Interest Period shall, at the Borrowers’ option, be for three or six months, or such other Interest Period as the Agent may agree, provided that the maximum period between payments of Interest shall be 3 months.

HEDGING	Existing hedging instruments, as applicable respectively to the Senior and Junior Term Loan Facility, to be rolled into new Facility. Provisions of existing Senior Facility Interest Rate Hedging Strategy Letter, and Junior Facility Interest Rate Hedging Strategy Letter, both dated 13th December 2007, to remain in place.

APPLICABLE MARGIN	Prior to the Initial Delivery Date (in respect of Hull N213), and the Final Delivery Date (in respect of Hull N216), the Applicable Margin shall, in respect of the Senior Term Loan, be 350bps per annum and, in respect of the Junior Term Loan, 550bps per annum.

The Applicable Margin, following the delivery of each Security Vessel, shall be referable to the security coverage, calculated by means of the Security Maintenance Test, and as evidenced in the latest Compliance Certificate, and applied from the next Interest Period after production of the Compliance Certificate:

Security Coverage	Senior Term Loan	Junior Term Loan
<115%	340bps per annum	520bps per annum
115%-129.9%	320bps per annum	490bps per annum
>=130%	275bps per annum	450bps per annum

AGENCY FEE	US$10,000 per annum, payable in advance on the Closing Date, and on the anniversary of the Closing Date thereafter until Final Maturity Date.

GUARANTEE FEE	Applicable Margin on all Payment Guarantees issued, payable quarterly in advance.

COMMITMENT FEE	50% of the Applicable Margin payable quarterly in arrears on undrawn commitments under the Senior Term Loan Facility and Junior Term Loan Facility from the Closing Date.

ARRANGEMENT FEE	0.85% of the aggregate of the Senior Facility Amount and Junior Facility Amount, payable as to 50% on the Closing Date, with the remaining 50% payable on the first anniversary of the Closing Date.

SECURITY	The security package for the Senior Term Loan Facility shall be usual and customary for a facility of this type, including but not limited to:

Pre-Delivery

•	First priority assignment of the Refund Guarantees, both in a form and from counterparties acceptable to the Agent, as security for the yard instalments to be made prior to delivery of the Security Vessels;

•	First priority assignment of any inter-company loan agreements to which the Borrowers are a party;

•	First priority assignment of the Shipbuilding Contracts for Hulls N213 & N216;

•	First priority assignment of the Initial Vessel Charters (as hereinafter described);

•	First priority assignment of any pre-delivery insurances taken by the Borrower(s), or Corporate Guarantor;

•	First priority pledge of the shares of the Borrowers; and,

•	Unconditional and irrevocable on-demand guarantee from the Corporate Guarantor.

Post-Delivery

•	First priority cross-collateralised mortgage over each Security Vessel;

•	First priority assignment of all Security Vessels’ insurances and requisition compensation;

•	First priority assignment of all earnings of the Security Vessels and relevant charter contracts, including specific assignment of the Initial Vessel Charters;

•	First priority pledge over all relevant bank accounts of the Borrowers, which accounts shall be established and maintained with, and pledged in favour of, the Agent & Security Trustee;

•	First priority pledges of the shares of the Borrowers;

•	Ship Manager’s Undertaking; and,

•	Unconditional and irrevocable on-demand guarantee from the Corporate Guarantor.

The Junior Lenders under the Junior Term Loan Facility shall benefit from a second priority interest over the same security package both pre and post-delivery. Interest rate swaps (limited to the amount and tenor of the Senior and Junior Term Loan Facilities) to be secured under first and second priority mortgages, but ranked behind the Senior and Junior Term Loan Facilities, respectively, in terms of priority.

CPs TO CLOSING	Usual and customary for a facility of this type, including but not limited to:

Documentation and security to be finalised in form and substance acceptable to the Senior Lenders and Junior Lenders;

Time charter to be confirmed, in respect of Hull No. N213, for a minimum period of five years from delivery (plus two 1-year extension options) with Nippon Yusen Kabushiki Kaisha of Japan at a minimum daily net charter rate of US$28,710 and, in respect of Hull No. N216, for a minimum period of six years 10 months (plus 4 months extension option) from delivery with Gujarat NRE Coke Ltd. at a minimum daily net charter rate of US$27,300, in form and substance acceptable to the Agent (the “Initial Vessel Charters”), provided that the Initial Vessel Charters shall have charter laycan dates that expire at least one Business Day after the relevant Availability Expiry Date;

Borrowers to open two earnings bank accounts (one per Borrower), and a retention bank account, with the Agent, which shall be pledged in favour of the Agent & Security Trustee;

Borrowers to have reached agreement with the Shipyard, in form and substance satisfactory to the Lenders, regarding the resolution of the existing Bhatia payment guarantees, issued in favour of the Shipyard in respect of the 4th and 5th instalments, in respect of each Security Vessel, under the relevant shipbuilding contract(s);

Receipt of satisfactory legal opinions;

No material adverse change in the financial condition of the Borrowers or Corporate Guarantor;

No outstanding litigation.

All “Know your Customer” documentation in relation to the Borrowers and Corporate Guarantor to be provided in accordance with the Senior and Junior Lenders’ anti-money laundering regulations, including receipt of documentation evidencing an ownership structure over the Security Vessels that proves satisfactory to the Senior and Junior Lenders;

Terms and conditions of the Junior Term Loan Facility to be acceptable to the Senior Lenders, and a Co-ordination Agreement between the Senior and Junior Lenders to be in all respects acceptable to the Senior Lenders;

All costs, fees and expenses (including, without limitation, legal fees and expenses) payable to the Senior and Junior Lenders or payable in respect of the Facilities, shall have been paid to the extent due; and,

All necessary relevant governmental and third party approvals and/or consents in connection with the Facilities shall have been obtained and remain in effect, and all waiting periods shall have expired without any action being taken by any competent authority, which, in the judgement of the Senior and/or Junior Lenders, restrains, prevents, or imposes materially adverse conditions upon the consummation of the Facilities. Additionally, there shall not exist any judgement, order, injunction or other restraint prohibiting or imposing materially adverse conditions upon the Facilities.

CPs TO DELIVERY	Usual and customary for a facility of this type, including but not limited to:

Satisfactory Classification and Flag State records pertaining to the Security Vessels, including a copy of the Ship Manager’s Document of Compliance and Safety Management Certificate;

Certified copies of, inter alia, all Ship Management Agreements and any other relevant Vessel Agreements, the terms of which to be acceptable to the Senior and Junior Lenders in all respects;

Marine Insurances for the Security Vessels (including: (a) Hull & Machinery; (b) Protection & Indemnity; (c) War Risks; and (d) MII and MAP) to be placed in acceptable markets and be reviewed and deemed acceptable to the Senior and Junior Lenders by the Insurance Consultant, at the Borrowers’ expense.

No maritime liens, possessory liens or other encumbrances to exist over the Security Vessels.

Compliance with all present and future environmental regulations.

ONGOING CONDITIONS
Information undertakings, positive covenants, negative covenants, representations and warranties, events of default, agency provisions and other conditions as determined by the Agent, usual and customary for a facility of this type, including but not limited to:

FINANCIAL COVENANTS	The Borrowers and Corporate Guarantor, from the Initial Delivery Date and the Closing Date respectively, to issue a covenant compliance certificate quarterly with regard to their respective covenant obligations, confirming compliance with the following financial and other undertakings:

	-	Borrowers: The FMV of the Security Vessels, free of any charterparty, as determined on the drawdown date relevant to each Security Vessel at delivery, and every six months thereafter for the duration of the Facility (the “Security Maintenance Test”), to evidence minimum security coverage (on an aggregated Senior and Junior Term Loan basis) as follows:

     •      Up to and including the second anniversary of Final Delivery Date, 115%; provided that any breach of this covenant during the aforementioned period shall not constitute an Event of Default, but shall result in a) the immediate cessation of distribution by the Borrowers of any dividends/loans/other forms of distribution until the date falling six months after the date on which the FMV of the Security Vessels again meets the Security Maintenance Test (except where such compliance is restored, in full, through Facility prepayment, or the provision of additional security (in form and substance acceptable to the Majority Lenders), and b) on a quarterly basis, 100% of the net cash flow generated by the Security Vessels (Income minus the sum of reasonably and properly incurred a) operating costs (including dry dock provision), b) general & administrative expenses, c) management fees, d) scheduled principal repayments, e) interest paid (including, for the avoidance of doubt, any swap payments payable by the Borrowers pursuant to the hedging instruments in effect pursuant to the documentation specified in ‘Hedging’ above) shall be applied in Mandatory Prepayment of the Facility in inverse order of maturity for so long as the breach subsists;

• thereafter, according to the following matrix:

Period following Final Delivery Date	Minimum Security Coverage
From 2nd anniversary up to 3rd anniversary	120%

From 3rd anniversary up to 4th anniversary	125%

From 4th anniversary to Final Maturity Date	130%

In the event of a breach of the Security Maintenance Test following the second anniversary of the Final Delivery Date, the Borrowers will be obliged, in an amount sufficient to remedy such breach, to either i) prepay the Senior Term Loan Facility, or ii) provide additional security (in form and substance acceptable to the Agent), such security to remain in place for a period of at least six months after the date on which the FMV of the Security Vessels again meets the Security Maintenance Test.

FMV to be determined by the average of two desk-top valuations in relation to a Security Vessel dated no earlier than 4 weeks prior to the date of such calculation, provided by brokers appointed by the Agent (from a panel of brokers to be agreed).

	-	The Borrowers shall, on a consolidated basis, at all times maintain minimum liquidity with Agent & Security Trustee of US$750,000 per Security Vessel (the “Minimum Liquidity Amount”), PROVIDED THAT:

     a)      Where the Security Maintenance Test, undertaken on the drawdown date relevant to each Security Vessel at delivery, demonstrates a minimum security coverage of at least 115%, the relevant Borrower shall only be required to establish minimum liquidity of US$250,000 per Security Vessel (on a consolidated basis) in the Earnings Account(s) of the relevant Security Vessel(s) from such drawdown date and, subject to continuing compliance with the minimum security coverage covenant, to retain all surplus earnings payable to the Borrowers within such Earnings Account(s) until the Minimum Liquidity Amount is reached.

     b)      If, as at the date falling nine (9) months after the delivery drawdown date applicable to any Security Vessel (the “Minimum Liquidity Threshold Date”), the Minimum Liquidity Amount has not been reached, the Borrowers shall be immediately obliged to deposit an amount, sufficient to comply with the requirement for minimum liquidity of $750,000 per Security Vessel, into the Earnings Account(s) of the Borrowers.

     c)      If, at any time during the Facility term, the minimum security coverage covenant is breached, the Borrowers shall immediately be required to deposit an amount, sufficient to comply with the requirement for minimum liquidity (on a consolidated basis) of $750,000 per Security Vessel, into the Earnings Account(s) of the Borrowers.

	-	The Corporate Guarantor to maintain a minimum ratio of EBITDA to Total Debt Service Expense, calculated on a trailing four-quarter basis, as follows:

• As from financial quarter ending 30th September 2012, 1.10:1.00; and,

• As from financial quarter ending 30th September 2013 onwards, 1.20:1.00.

	-	The Corporate Guarantor, on a consolidated basis, to maintain positive working capital at all times, including the notional (mark-to-market) cost of derivatives.

	-	The Corporate Guarantor to maintain minimum liquidity equivalent to 5% of Total Indebtedness in unrestricted cash throughout the term of the Facility, to be tested on a quarterly basis and to include, for the purposes of calculation, the minimum liquidity held with Agent & Security Trustee of US$750,000 per Security Vessel.

	-	The Corporate Guarantor to maintain a minimum Equity Ratio of not less than:

• As from financial quarter ending 30th September 2012, 25%; and,

• As from financial quarter ending 30th September 2013 onwards, 30%.

OTHER RELATED COVENANTS	Including but not limited to:

	-	Maintenance of acceptable Classification Certificates, Flag Registration and other essential Security Vessel certification;

	-	Maintenance of acceptable Hull and Machinery and War Risks insurances for a minimum amount of the higher of FMV or 120% of the total outstandings under the Facilities at any time. MII for a minimum amount of the higher of FMV or 110% of the total outstandings under the Facilities at any time;

	-	The Security Vessels to be operated in compliance with all laws and regulations including ISM and ISPS code;

	-	Notification of any default and material litigation;

	-	Material Adverse Change of the Corporate Guarantor;

No change in legal or beneficial ownership of the Borrowers without the consent of all the Senior and Junior Lenders;

	-	The Borrowers shall procure that at all times:

     •      Grandunion Inc., or such other company or corporation nominated by it and acceptable to the Lenders in their sole and absolute discretion (the “AMT Purchaser”), maintains legal and beneficial ownership of the Corporate Guarantor of not less than 10% of the issued shares in the capital of the Corporate Guarantor which entitle the owner to vote at general meetings of the Corporate Guarantor;

• Michael Zolotas and Nicholas Fistes together beneficially own not less than 50.1% of the voting share capital of the AMT Purchaser;

• Michael Zolotas remains the Chief Executive Officer of the Corporate Guarantor; and,

Nicholas Fistes remains the Chairman and President of the Corporate Guarantor.

	-	The Borrowers are prohibited from incurring further indebtedness (other than unsecured trade credit in the ordinary course of business) or owning any additional assets other than the Security Vessels;

	-	The Borrowers and Corporate Guarantor to submit annual audited accounts within 180 days of the financial year end and unaudited quarterly accounts within 60 days of fiscal quarter end. Such accounts to be accompanied by a Covenant Compliance Certificate.

	-	The Security Vessels will comply with the trade sanction laws and regulations applicable to each Lender.

	-	Such additional covenants, undertakings or negative pledges as are appropriate under the circumstances.

DIVIDEND & SHARE CAPITAL RESTRICTIONS	-	Other than with the prior written consent of all the Senior and Junior Lenders, the Borrowers may not purchase or otherwise acquire for value any shares of its capital or, for so long as:

the Equity Ratio is less than 30%; and,

security coverage, as calculated by means of the Security Maintenance Test, is less than one hundred and forty per cent (140%) of the amount outstanding under the Facilities;

declare or make distributions in the form of dividends, intercompany loans or other forms of distribution, and provided further that no breach of covenant, event of default, or potential event of default, has occurred, or would occur as a result of such dividends/intercompany loans/other form of distribution being declared or distributed.

EVENTS OF DEFAULT		Usual and customary for a facility of this type, including inter alia:

	-	Payment default (which, for the avoidance of doubt, shall, inter alia, include non- reimbursement by the Corporate Guarantor of any drawings made under the Payment Guarantees, and any default arising under any hedging arrangements);

	-	Breach of covenants/material inaccuracy of representations and warranties;

	-	Failure to maintain acceptable insurances;

	-	Change of control of one or more of the Borrowers, or Corporate Guarantor;

	-	Cross Default with respect to the other obligations of the Borrowers or Corporate Guarantor (to, inter alia, include, for the avoidance of doubt, any breach of the provisions of the Bond Issue [to be defined as the issue by the Corporate Guarantor of the US$145,000,000 senior unsecured, unlisted and unrated convertible 7% notes purchased by the Bond Agent] by the Bond Agent and/or the Corporate Guarantor and/or there occurs a Fundamental Change pursuant to the Fundamental Change Put Option as described in the Bond Issue);

-	Material Adverse Change in the financial condition of one or more of the Borrowers or Corporate Guarantor;

-	One or more of the Borrowers, or Corporate Guarantor, filing for bankruptcy, insolvency, administration etc.;

-	The arrest or detention of any Security Vessel if not rectified within a period of 30 days; or,

-	With respect to the Corporate Guarantor:

• any Borrower ceases to be a wholly-owned subsidiary of the Corporate Guarantor;

• the Corporate Guarantor (without the prior written consent of the Lenders) ceases to be a listed company on NASDAQ or other stock exchange acceptable to the Agent;

     •      the legal and beneficial shareholding of the AMT Purchaser in the Corporate Guarantor falls below 10% of the issued shares in the capital of the Corporate Guarantor which entitle the owner to vote at general meetings of the Corporate Guarantor; and/or,

• the legal and beneficial shareholding of Michael Zolotas and Nicholas Fistes together in the AMT Purchaser falls below 50.1% of the voting share capital of the AMT Purchaser

-	Termination or cancellation of any employment contract(s) in respect of the Security Vessels including, for the avoidance of doubt, the Initial Vessel Charters, or any Ship Management Agreement.

EXPENSES	The Borrowers to reimburse the Agent (on a full indemnity basis) for all legal, valuation, diligence and other charges/expenses (+VAT) in connection with the negotiation, preparation and execution of the facility agreement, and executing, protecting, preserving and enforcing the security whether or not facilities are made available.

DOCUMENTARY CLOSING	If, for whatever reason, the parties have been unable to agree to and enter into definitive documentation prior to 31st March 2010, then this Term Sheet shall be deemed to have expired unless extended in writing by the Senior and Junior Lenders at their sole and absolute discretion.

TRANSFERABILITY	In minimum amounts of US$1,000,000 and multiples of US$500,000.

ASSIGNMENTS	Neither the Borrowers nor the Corporate Guarantor may assign any of its rights or obligations under the Facilities without the prior written consent of the Lenders. Any Lender may assign, and may sell participations in, its rights and obligations under the Facilities, subject:

(a) in the case of participations, to customary restrictions on the voting rights of the participants; and

(b) in the case of assignments, to such limitations as may be established in the definitive credit documentation, including, without limitation, (i) so long as no default or event of default then exists under the Facilities, the consent of the Borrowers (which consent shall not be unreasonably withheld or delayed), (ii) a minimum assignment amount of US$5 million, (iii) the approval of the Agent and (iv) payment to the Agent of a US$3,000 assignment fee.

The Facilities shall provide for a mechanism, which will allow for each assignee to become a direct signatory to the Facilities and will relieve the assigning Lender of its obligations with respect to the assigned portion of its obligations under the Facilities.

Notwithstanding the foregoing provisions, a Lender may freely assign any of its rights under the Facilities or transfer by novation any of its rights and obligations under these Facilities to any other branch, subsidiary or related party of that Lender.

DISCLOSURE	Financial institutions may disclose information to a proposed assignee subject to a confidentiality agreement.

GOVERNING LAW	All agreements shall be subject to English Law.

JURISDICTION	English courts or any other courts of competent jurisdiction.